August 31, 2023

Via EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Nicholas O’Leary
Re:	Viemed Healthcare, Inc. Registration Statement on Form S-3 Filed August 24, 2023 File No. 333-274198

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viemed Healthcare, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-274198 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on September 6, 2023, or as soon as practicable thereafter.

Very truly yours,

/s/ Trae Fitzgerald

Trae Fitzgerald
Chief Financial Officer